UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Proxy Statement Pursuant to Section 14(a)of the Securities Exchange Act of 1934

SCHEDULE 14A

(Rule 14a-101)
SCHEDULE 14A INFORMATION

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐   Definitive Proxy Statement

☒   Definitive Additional Materials

☐   Soliciting Material Pursuant to Rule 14a-12



TIMBERLINE RESOURCES CORPORATION

(Exact Name of Registrant as Specified in its Charter)

(Name of Person(a) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

    (2)   Aggregate number of securities to which transaction applies:

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4)   Proposed maximum aggregate value of transaction:

    (5)   Total fee paid:

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

    (4)   Date Filed:



IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 22, 2010

Dear Shareholder,

1. **This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting**.

2. **The proxy statement and the Company's 2009 Annual Report on Form 10-K are available at** http://www.timberline-resources.com/main.php?page=119.

3. **If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before March 4, 2010 to facilitate timely delivery.**

The 2010 Annual Meeting of Stockholders (the "***Annual Meeting***") of Timberline Resources Corporation (the "***Company***") will be held at the Hampton Inn & Suites, 1500 W. Riverstone Dr., Coeur d'Alene, Idaho, 83814, on March 22, 2010 at 2:00PM Pacific standard time. Only shareholders who own stock at the close of business on the record date of January 22, 2010 may vote at the Annual Meeting or any adjournment or postponement of the Annual Meeting. The purpose of the Annual Meeting is to consider and act upon the following proposals:

1. The election of the nominees to the Company's Board of Directors to serve until the Company's 2011 Annual Meeting of Stockholders or until successors are duly elected and qualified; the following are nominees for election as Directors: Randal Hardy, Paul Dircksen, Vance Thornsberry, Eric Klepfer, Ron Guill, James Moore and Robert Martinez;

2. Ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of 2010;

3. Any other business that may properly come before the meeting.

The Board of Directors recommends that you vote FOR each nominee for the Board of Directors and FOR the ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of 2010.

You may access the following proxy materials at http://www.timberline-resources.com/main.php?page=119:

- Notice of the 2010 Annual Meeting of Shareholders;

- The Company's 2010 Proxy Statement;

- The Company's 2009 Annual Report on Form 10-K for the fiscal year ended September 30, 2009; and

- The Proxy Card.

You may access the above proxy materials at http://www.timberline-resources.com/main.php?page=119 and, thereafter, a proxy card online by logging on to https://secure.corporatestock.com/vote.php and entering the control number and account number above your name and address at the top of this letter to vote your shares.

If you prefer a paper copy of the proxy materials, please send a written request to our offices at the address below, email us at proxy@timberline-resources.com or call us at (866) 513-4859. Send written requests to:

Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
Attention: Craig Crowell, Corporate Secretary

If interested, you may attend the Annual Meeting in person. Directions to attend the Annual Meeting where you may vote in person can be found on our website at http://www.timberline-resources.com/main.php?page=119.

If you should have any questions about this Notice or this proxy please call (866) 513-4859 Monday through Friday from the hours of 8:00AM to 5:00PM Pacific Time.

This Notice also constitutes notice of the Annual Meeting.
Thank you in advance for your participation and for your investment in Timberline Resources Corporation.

Sincerely,

/s/ Paul Dircksen
Paul Dircksen, Executive Chairman and VP Exploration





*** Exercise Your *Right* to Vote ***

IMPORTANT NOTICE Regarding the Availability of Proxy Materials

TIMBERLINE RESOURCES CORPORATION

BROKER
LOGO
HERE

Return Address Line 1
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51 MERCEDES WAY
EDGEWOOD NY 11717

Investor Address Line 1
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Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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Meeting Information

Meeting Type: Annual Meeting
For holders as of: January 22, 2010
Date: March 22, 2010 **Time:** 2:00 PM PST
Location: Hampton Inn & Suites
1500 W. Riverstone Dr.
Coeur d'Alene, ID 83814

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

BARCODE

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— Before You Vote —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Form 10-K   2. Notice & Proxy Statement

How to View Online:

Have the 12-Digit Control Number available (located on the following page) and visit: *www.proxyvote.com*.

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

        1) *BY INTERNET*:   www.proxyvote.com
        2) *BY TELEPHONE*:   1-800-579-1639
        3) *BY E-MAIL**:   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the 12-Digit Control Number (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before March 08, 2010 to facilitate timely delivery.

— How To Vote —
Please Choose One of The Following Voting Methods

Vote In Person: If you choose to vote these shares in person at the meeting, you must request a *"legal proxy."* To do so, please follow the instructions at *www.proxyvote.com* or request a paper copy of the materials, which will contain the appropriate instructions. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com*. Have the 12 Digit Control Number available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a voting instruction form.

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Voting items

The Board of Directors recommends that you vote FOR the following:

1. Election of Directors
   Nominees
   01 Paul Dircksen   02 Randal Hardy   03 Ron Guill   04 James Moore   05 Eric Klepfer
   06 Vance Thornsberry   07 Robert Martinez

The Board of Directors recommends you vote FOR the following proposal(s):

2   RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.



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Voting Instructions

THIS SPACE RESERVED FOR LANGUAGE PERTAINING TO
BANKS AND BROKERS
AS REQUIRED BY THE NEW YORK STOCK EXCHANGE

0000037283_4 R2.09.05.010

THIS SPACE RESERVED FOR SIGNATURES IF APPLICABLE

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